South Street Securities LLC
Notes to Financial Statements
December 31, 2016
(Confidential Treatment Requested)

1. Organization and Nature of Business

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed to create and manage for its own account a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "Repo Program").

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 5). SSSF and CMET LLC are both wholly owned subsidiaries of South Street Securities Holdings Inc. ("SSSH" or the Ultimate Parent).

2. Summary of Significant Accounting Policies

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Receivables, Payables and Deposits with Brokers, Dealers and Clearing Organizations
Amounts receivables and deposits from brokers, dealers and clearing organization at December 31, 2016 consist of the following:

Futures Margin Deposit	$ 6,983,852
Deposits with clearing organizations	5,200,000
	$ 12,183,852

Amounts payable to brokers, dealers and clearing organization at December 31, 2016 consist of the following:

Payable to clearing organization	$ 127,832,580

Financial Instruments Owned
Financial instruments owned consist of U.S. Treasury Bills and Notes. They are accounted for as trading securities recorded on a trade date basis and carried at fair value with changes in fair value recognized in the statement of operations.

Other Trading Asset
The Company enters into futures contracts which represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. These contracts are recorded on a trade basis and carried at fair value with changes in fair value recognized in the statement of operations.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Accordingly, no income tax provision is reflected in the Company's financial statements. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of SSSH, the Company's ultimate parent.

Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at either contract value plus accrued interest or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 95 days. See Note 8 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards.

As of December 31, 2016, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2016, the Company has received securities with market values of $28,490,964,868 under resale agreements and pledged securities with market values of $28,882,663,071 under repurchase agreements, after netting. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

The accompanying financial statements have been prepared from the separate records maintained by South Street, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity. Refer to Note 5 for additional details.

3. **Clearing Arrangement with FICC and Concentration of Credit Risk**

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

South Street Securities LLC
Notes to Financial Statements
December 31, 2016
(Confidential Treatment Requested)

At December 31, 2016, included in securities purchased under agreements to resell on the statement of financial condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting applied to the FICC reverse repurchase agreements and FICC repurchase agreements balances. The following table presents as of December 31, 2016, the gross and net securities purchases under reverse repurchase agreements and the sold under the repurchase agreements.

	Gross balance	Amounts netted on the Statement of Financial Condition	Net balance
Assets			
Securities purchased under agreements to resell	$ 32,711,990,065	$ 4,189,467,693	$ 28,522,522,372
Liabilities			
Securities sold under agreements to repurchase	$ 33,162,220,219	$ 4,189,467,693	$ 28,972,752,526

No other netting has been applied to the reverse repurchase agreement and repurchase agreement balances. At December 31, 2016 the Company had one customer whose individual balances accounted for 10% or more of total securities purchased under agreements to resell on the statement of financial condition had a balance of $15,422,070,080 prior to netting.

Securities purchased under agreements to resell are collateralized by obligations of the U.S. Government and its agencies.

As of December 31, 2016, the Company has pledged $178,029,543 of securities obtained under resale agreements to FICC. The size of the pledged amount is subject to change from time to time and is dependent upon the volume of business transacted.

4. **Member's Equity**

During the year ended December 31, 2016, the Company received $24,641,999 in aggregate capital contributions from SSSF. For the year ended December 31, 2016, the Company has made distributions of $15,829,143 to SSSF.

5. **Related Parties**

Program Agreement
In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement.

The Company is required to pay to CMET LLC, the program administrator, an administrative fee for providing certain portfolio management, operational and administrative services to the Company. The fee is set to a maximum $600,000 per month. For the year ended December 31, 2016, the Company has incurred $7,200,000 in program administrator fees, which are included in professional services in the accompanying statement of operations.

Advisory Fees

The Company's ultimate parent, SSSH pays advisory fees to a third party based on consolidated net income. The fee is allocated under an informal agreement to the Company based upon its proportionate share. For the year ended December 31, 2016 the Company's allocation expense was $1,176,461, which is included in professional services in the accompanying statement of operations.

Data Processing

For the year ended December 31, 2016, the Company incurred costs of $1,422,000 related to data processing that was provided by Matrix Applications LLC, an entity that is an affiliate. These costs are included in equipment, software and market data services in the accompanying statement of operations.

Rent

The Company entered into a monthly rent agreement for its office space (the "Agreement") with SSSH. In accordance with the provision of the Agreement, the monthly rent payments escalate over the term of the lease. For the year ended December 31, 2016, rent expense was $178,754 which is included in other expenses in the accompanying statement of operations.

Securities Purchased Under Agreements to Resell

For the year ended December 31, 2016 the company entered into reverse repurchase agreements and repurchase agreements with South Street Lucid LLC (SSL), an entity that is an affiliate. During the year, the Company had interest income of $19,915 and interest expense of $8,094 from these transactions. As of December 31, 2016 the Company had $186,007,750 of open reverse repurchase agreements and $194,258,094 open repurchase agreements with SSL.

For the year ended December 31, 2016 the company entered into reverse repurchase agreements with South Street Asset Management LLC (SSAM), an entity that is an affiliate. During the year, the Company had interest income of $145,390 and interest expense of $4,532 from these transactions. As of December 31, 2016 the Company had $90,866,087 open reverse repurchase agreements with SSAM.

For the year ended December 31, 2016 the company entered into reverse repurchase agreements and repurchase agreements with South Street Lucid Funding LLC (SSLF), an entity that is an affiliate. During the year, the Company had interest income of $574 from these transactions. As of December 31, 2016 the Company had no open reverse repurchase agreements with SSLF.

During the year ended December 31, 2016 the company entered into reverse repurchase agreements with counterparties that were also shareholders of SSSH. As of December 31, 2016 the Company had $3,558,880,008 of open reverse repurchase agreements with these counterparties. During the year the company had interest income of $28,112,699 from these transactions.

6. **Commitments and Contingencies**

Commitments

As of December 31, 2016, the Company had forward commitments to enter into repurchase agreements in the amount of $2,700,000,000 and reverse repurchase agreements in the amount of $2,780,283.

Software License and Technology Commitments
Matrix Applications LLC has entered into an open ended software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide the Company certain software and maintenance services used to operate the Repo Program. The agreement provides for South Street to pay a $41,500 monthly lease fee directly to the Software Provider. For the year ended December 31, 2016, the Company incurred $498,000 in fees under this agreement which is included in equipment, software and market data services in the accompanying statement of operations.

General
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

7.   **Derivatives Used for Trading and Financial Activities**

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. The futures contracts the Company uses includes U.S. Treasury GCF, Mortgage Backed GCF, Federal Funds and Euro Dollar contracts. At December 31, 2016, the Company used these contracts primarily as an economic hedge of interest rate risk associated with its financing activities of fixed income instruments. For the year ended December 31, 2016 these transactions resulted in a net loss of $1,637,335 which is included in net gain from principal transactions in the accompanying statement of operations. As of December 31, 2016 there is a net unrealized gain of $3,402,457 relating to open futures contracts.

The following table presents the location and fair value amounts of the Company's derivatives and their effect on the statement of operations for the year ended December 31, 2016.

Fair Value of
Derivative Instruments
As of December 31, 2016

	Description	Number of Contracts	Assets Fair Value (2)	Unrealized Gain (Loss)
Derivatives used for trading				
Futures contracts:	U.S. Treasury GCF Futures (1)	230	$ (128,102)	$ (128,102)
	Mortgage Backed GCF Futures (1)	500	(143,241)	$ (143,241)
	Federal Funds	6,640	3,483,175	$ 3,483,175
	Euro Dollars	400	190,625	$ 190,625
		7,770	$ 3,402,457	$ 3,402,457

(1) "GCF" General Collateral Financing
(2) Included in Other trading asset on the statement of financial condition

8.   **Fair Value Option for Resale and Repurchase Agreements**

The financial instruments guidance in ASC 825 *Financial Instruments* ("ASC 825) provides a measurement basis election for most financial instruments and ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and repurchase agreements that have a term of greater than 95 days at inception. The Company economically hedges these transactions with futures contracts that are also accounted for at fair value. Accordingly, this option has been elected as the Company believes that its overall performance is more accurately measured when such resale and repurchase agreements and their related economic hedges are both reported at their fair values. At December 31, 2016, such resale agreements and repurchase agreements had unrealized losses of $1,989,026 and unrealized gains of $171,100, respectively.

9.   **Fair Value of Measurement**

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3   Inputs that are unobservable.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as observable prices were readily available or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly. The carrying amounts of the Company's financial assets and liabilities, including cash, receivables and deposits with clearing organization, payables, certain securities purchased under agreements to resell, and certain securities sold under agreements to repurchase approximate fair value because of the short-term maturity of these instruments. Such amounts are reflected as Level 1 within the fair value hierarchy.

The following table presents the investments carried on the Statement of Financial Condition by level within the valuation hierarchy as of December 31, 2016.

	Level 1	Level 2	Level 3	Balance as of December 31, 2016
Assets				
U.S. Treasury Bills & Notes	$ 700,355,152	$ -	$ -	$ 700,355,152
Securities purchased under agreements to resell	-	11,756,761,353	-	11,756,761,353
Futures contracts:				
U.S. Treasury GCF Futures (1)	(128,102)	-	-	(128,102)
Mortgage Backed GCF Futures (1)	(143,241)	-	-	(143,241)
Federal Funds	3,483,175	-	-	3,483,175
Euro Dollars	190,625	-	-	190,625
	$ 703,757,609	$ 11,756,761,353	$ -	$ 12,460,518,962
Liabilities				
Securities sold under agreements to repurchase	$ -	$ 348,908,859	$ -	$ 348,908,859
	$ -	$ 348,908,859	$ -	$ 348,908,859

(1) "GCF" General Collateral Financing

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash; certain securities purchased under agreements to resell; accrued interest receivable and certain securities sold under agreements to repurchase.

| | Carrying Value | Estimated Fair Value Hierarchy | | | Total Fair Value December 31 2016 |
		Level 1	Level 2	Level 3	
Financial Assets					
Cash	$ 27,792,832	$ 27,792,832	$ -	$ -	$ 27,792,832
Securities purchased under agreements to resell	16,765,761,019	-	16,765,761,019	-	16,765,761,019
Receivables and deposits with brokers, dealers and clearing organizations	12,183,852	12,183,852	-	-	12,183,852
Accrued interest receivable	1,085,293	1,085,293	-	-	1,085,293
	$ 16,806,822,996	$ 41,061,977	$ 16,765,761,019	$ -	$16,806,822,996
Liabilities					
Securities sold under agreements to repurchase	$ 28,623,843,667	$ -	$ 28,623,843,667	$ -	$28,623,843,667
Payable clearing organization	127,832,580	127,832,580	-	-	127,832,580
	$ 28,751,676,247	$ 127,832,580	$ 28,623,843,667	$ -	$28,751,676,247

10. Net Capital Requirements

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2016, South Street had net capital of $150,544,567 which was $150,294,567 above its required net capital of $250,000.

South Street is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2016, the Company was not required to and did not hold any customer money or securities.

11. Subsequent Events

As of February 27, 2017, the date which the financial statements were issued, management has determined that no other subsequent events have occurred after December 31, 2016, which requires recognition or disclosure in the financial statements.